Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in millions, except ratio)	March 31, 2015	March 31, 2014
Income before income taxes	$307	$231
Income related to equity method investees	(3)	(2)
	304	229
Add/(deduct):
Fixed charges	57	52
Interest capitalized	(7)	(7)
Distributed income of equity method investees	1	1
Earnings available for fixed charges	$355	$275
Fixed charges:
Interest expensed and capitalized (1)	$43	$37
Estimate of interest within rent expense	14	15
Total fixed charges	$57	$52
Ratio of earnings to fixed charges	6.2	5.3

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12